

RECEIVED
2012 JUN 27 PM 1:24

12061442

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2012
REGISTRATIONS BRANCH
03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2011 (MM/DD/YY) AND ENDING 04/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eide Bailey Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4310 17th Ave S
(No. and Street)

Fargo (City) ND (State) 58103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karla Wilson 701-239-8593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Widmer Roel PC
(Name – *if individual, state last, first, middle name*)

4334 18th Ave S, Ste 101 (Address) Fargo (City) ND (State) 58103-7414 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM
Cld 7/25

OATH OR AFFIRMATION

I, Karla Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eide Bailly Securities LLC, as of April 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ND
County of Cass

Karla Wilson
Signature

Chief Financial Officer
Title

Kendra K. Wentworth
Notary Public

KENDRA K. WENTWORTH
Notary Public
State of North Dakota
My Commission Expires July 20, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EIDE BAILLY SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2012 AND 2011

Table of Contents


Widmer Roel PC
Certified Public Accountants
& Business Advisors
PRIDE IN SERVICE – PRIDE IN PEOPLE

Harris W. Widmer
Charles E. Nord
Stanley N. Sandvik
Terrence P. Delaney
Robert D. Dale
Michael T. Schmitz
Tracee S. Buethner

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Eide Bailly Securities LLC
Fargo, North Dakota

We have audited the accompanying statement of financial position of **Eide Bailly Securities LLC**, (the Company) as of April 30, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of **Eide Bailly Securities LLC** as of April 30, 2011, were audited by other auditors whose report dated June 21, 2011, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Eide Bailly Securities LLC** as of April 30, 2012, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Widmer Roel PC

Fargo, North Dakota
June 25, 2012

Member of


CPAMERICA
INTERNATIONAL

4334 18th Avenue S., Suite 101 • Fargo, ND 58103-7414
Phone: (701) 237-6022 • (888) 237-6022 • Fax: (701) 280-1495 • www.widmerroelcpa.com

EIDE BAILLY SECURITIES LLC
Statements of Financial Condition
APRIL 30, 2012 AND 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 70,080	$ 56,061
Receivable from broker dealer	6,000	19,784
Prepaid expenses	-	1,660
Total assets	76,080	77,505
	$ 76,080	$ 77,505
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ 2,379	$ 4,127
Total liabilities	2,379	4,127
MEMBER'S EQUITY		
Member's paid-in capital	15,000	15,000
Member's undistributed earnings	58,701	58,378
Total member's equity	73,701	73,378
	$ 76,080	$ 77,505

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENTS OF OPERATIONS
YEARS ENDED APRIL 30, 2012 AND 2011

	2012	2011
INCOME		
Commission income	$ 821,024	$ 1,269,376
	821,024	1,269,376
EXPENSES		
Licensing and registration	42,742	44,086
Professional fees	6,515	5,880
Other overhead	140,944	129,590
	190,201	179,556
NET INCOME	$ 630,823	$ 1,089,820

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED APRIL 30, 2012 AND 2011

	Member's Paid-in Capital	Member's Undistributed Earnings	Total
BALANCE, APRIL 30, 2010	$ 15,000	$ 76,558	$ 91,558
Net income	-	1,089,820	1,089,820
Distribution of earnings to member	-	(1,108,000)	(1,108,000)
BALANCE, APRIL 30, 2011	$ 15,000	$ 58,378	$ 73,378
Net income	-	630,823	630,823
Distribution of earnings to member	-	(630,500)	(630,500)
BALANCE, APRIL 30, 2012	$ 15,000	$ 58,701	$ 73,701

EIDE BAILLY SECURITIES LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30, 2012 AND 2011

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2012	2011
OPERATING ACTIVITIES		
Net income	**$ 630,823**	$ 1,089,820
Adjustments to reconcile net income to net cash and cash equivalents from operating activities		
Change in receivable from broker dealer	**13,784**	(17,338)
Change in other receivable	**-**	-
Change in prepaid expenses	**1,660**	(720)
Change in accounts payable	**(1,748)**	(51)
NET CASH FROM OPERATING ACTIVITIES	**644,519**	1,071,711
FINANCING ACTIVITY		
Distribution of earnings to member	**(630,500)**	(1,108,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	**14,019**	(36,289)
CASH AND CASH EQUIVALENTS, BEGINNING	**56,061**	92,350
CASH AND CASH EQUIVALENTS, ENDING	**$ 70,080**	$ 56,061

See Notes to Financial Statements

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Eide Bailly Securities LLC (EBS) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). EBS is a registered broker-dealer in the state of South Dakota and is a wholly-owned subsidiary of Eide Bailly Financial Services, LLC.

The majority of EBS commission revenue is earned from a broker-dealer, which executes securities transactions including the sale of oil and gas interests, mutual fund investments and transfers on behalf of customers and also includes regulated life insurance products, such as variable annuity contracts and variable life insurance policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
EBS includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Commissions Receivable
Receivable from affiliated broker represents accruals for commission amounts due from one broker-dealer. It is the EBS' policy to use the reserve method to write off uncollectible accounts. Amounts not paid within 30 days are considered past due. There were no material amounts over 90 days past due as of April 30, 2012 and 2011. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at April 30, 2012 and 2011.

Revenue Recognition
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue for life insurance policies are recorded when the insurance company approves the policy.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated federal income tax returns as a disregarded entity filed by its Parent, Eide Bailly Financial Services, LLC. The Parent and the Company are no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2008.

NOTE 3 - NET CAPITAL REQUIREMENTS

EBS, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, EBS is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At April 30, 2012, EBS had net capital, as computed under the rule, of $73,701 and its ratio of aggregate indebtedness to net capital was .0323 to 1.

(continued on next page)

NOTE 4 - RELATED PARTIES

EBS has a single member owner, Eide Bailly Financial Services, LLC (EBFS) which is a holding company for various financial service entities. All indirect operating expenses of EBFS' related entities are paid for by EBFS including all compensation and related employee costs of financial services representatives. Direct expenses incurred and paid by EBS and EBFS through the Affiliate Expense Agreement between EBS and EBFS and certain expenses incurred by EBFS that are beneficial to the operations of EBS are allocated to and reimbursed by EBS and are recognized in the financial statements of EBS. As of April 30, 2012 and 2011, EBS owes $0 and $0, respectively, to EBFS for these expenses.

Note 5 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 01, 2012 the date of the financial statements were available to be issued.

EIDE BAILLY SECURITIES LLC

SUPPLEMENTARY INFORMATION

EIDE BAILLY SECURITIES LLC

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2012

NET CAPITAL		
MEMBER'S EQUITY	$	73,701
DEDUCTIONS:		
Nonallowable assets:		
Prepaid expenses		0
NET CAPITAL	$	73,701
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	2,379
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.0323 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of April 30, 2012)

Net capital, as reported in company's Part IIA (unaudited) FOCUS report	$	73,701
Net audit adjustments to financial statements		-
Net capital per above	$	73,701

EIDE BAILLY SECURITIES LLC

Schedule II

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2012

EBS operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

EIDE BAILLY SECURITIES LLC

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2012

EBS is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

EIDE BAILLY SECURITIES LLC

Schedule IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FURTURES AND OPTIONS ACCOUNTS

APRIL 30, 2012

EBS does not possess, control or otherwise hold client/customer funds or securities thus, no reconciliation is necessary.


Widmer Roel PC
Certified Public Accountants
& Business Advisors
PRIDE IN SERVICE – PRIDE IN PEOPLE

RECEIVED
2012 JUN 27 PM 1:24
SEC / TM

Harris W. Widmer
Charles E. Nord
Stanley N. Sandvik
Terrence P. Delaney
Robert D. Dale
Michael T. Schmitz
Tracee S. Buethner

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Board of Directors
Eide Bailly Securities LLC
Fargo, North Dakota

In planning and performing our audit of the financial statements of **Eide Bailly Securities LLC** (the Company), as of and for the year ended April 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

4334 18th Avenue S., Suite 101 • Fargo, ND 58103-7414
Phone: (701) 237-6022 • (888) 237-6022 • Fax: (701) 280-1495 • www.widmerroelcpa.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Widmer Roel PC

Fargo, North Dakota
June 25, 2012


Widmer Roel PC
Certified Public Accountants
& Business Advisors
PRIDE IN SERVICE – PRIDE IN PEOPLE

Harris W. Widmer
Charles E. Nord
Stanley N. Sandvik
Terrence P. Delaney
Robert D. Dale
Michael T. Schmitz
Tracee S. Buethner

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Eide Bailly Securities LLC
4310 17th Avenue South
Fargo, North Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2012, which were agreed to by **Eide Bailly Securities LLC** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating **Eide Bailly Securities LLC's** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). **Eide Bailly Securities LLC's** management is responsible for **Eide Bailly Securities LLC's** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Member of


CPAMERICA
INTERNATIONAL

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Widmer Roel PC

Fargo, North Dakota
June 25, 2012


EideBailly

CPAs & BUSINESS ADVISORS

RECEIVED
2012 JUN 27 PM 1:24
SEC / TM

June 26, 2012

SEC Headquarters
Division of Marketing Regulations
100 F Street NE, Mail Stop 6628
Washington, D.C. 20549

To Whom it May Concern:

Enclosed please find 2 copies of the April 30, 2012 audited financial statements of Eide Bailly Securities, LLC, Sec file #8-53238. Also enclosed is the form X-17-A-5 (2 copies), auditor's letter on internal control (2 copies) and auditor's letter on SIPC assessment reconciliation (2 copies).

Please feel free to contact us directly if you need any further information.

Very Truly Yours,

Karla R. Wilson, CPA, SPHR
Chief Financial Officer

Enclosures

www.eidebailly.com

4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE